May 10, 2019

VIA EDGAR

Ms. Christina DiAngelo Fettig Senior Staff Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Miller Investment Trust File No. 811- 22131

Dear Ms. Fettig:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the filing by the Miller Investment Trust (the “Registrant”) and its series (each a “Fund” and, collectively, the “Funds”) of the Registrant’s Form N-CSR for the fiscal year end October 31, 2018 and related website disclosure, as provided verbally in a phone conversation on February 14, 2019 to Bibb Strench. The Staff’s comments and our responses are discussed below.

Comment 1:     Form N-CSR. Please note that Form N-CSR was updated by the SEC on August 1, 2017. Please represent that future N-CSR filings will be made on the most up-to-date and effective Form N-CSR.

Response:	The Registrant represents that future N-CSR filings will be made on the most up-to-date and effective Form N-CSR.

Comment 2:     Prospectus. Please note that the leverage expenses in the fee table of the current Prospectus of the Miller Convertible Plus Fund differs among classes. Will this be the case in the upcoming update of the Prospectus?

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

Ms. Christina DiAngelo Fettig

May 10, 2019

Response:	The differences noted by the SEC staff were due to the low average net assets in Class A and C upon which they are based. Please note that these differences recently narrowed significantly to 0.01 basis point or less, as reflected in the Funds’ prospectuses date March 1, 2019.

Comment 3:     Prospectus. The Prospectus notes that the Funds may invest in swaps. If the performance of any Funds was materially impacted by investments in swaps, please discuss their impact in future MD&A disclosure in the Annual Report.

Response:	The Miller Convertible Plus Fund and Miller Convertible Bond Fund engaged in swap transactions during the fiscal year ended October 31, 2018 and currently the Miller Convertible Bond Fund engaged in a swap transaction through the date of the letter. Swap transactions are with ReFlow Services, LLC with the Funds as reference asset for performance and utilized for cash management purposes. Future MD&A disclosure in the Annual Report will discuss the Funds’ investment in these instruments to the extent that they materially impact the performance of the Funds.

Comment 4:     Prospectus: Please explain why the summary prospectus for each Fund does not include investing in derivatives (specifically swaps) in the Principal Investment Strategies and the Principal Investment Risks section. Note that the Funds do include generic derivatives risk as part of the statutory prospectus.

Response:	All three Funds disclose in the Principal Investment Strategies and Principal Investment Risks sections of their respective Summary Prospectuses that they invest in synthetic instruments, which can be characterized as derivatives. Each Fund currently does not invest in any other type of derivative and does not expect to make significant investment in other types of derivatives in the near future. Nevertheless, when the Funds’ registration statement is next updated (e.g., the next annual amendment), the Summary Prospectus of each Fund will expressly reference investments in derivatives and the Summary Prospectus will contain risk disclosure of investing in derivatives under the heading of “Derivatives.”

Comment 5:     Performance Tables. The Registrant presented performance of multiple classes of shares in the graphs on pages 6 through 8 of the Annual Report. Pursuant to Item 27(b)(7)(ii)(A) of Form N-1A, please note that Registrant may choose to present one or multiple classes in the line graph. If Registrant selects a class with a minimum initial investment greater than $10,000, then the line graph should start at the higher minimum.

Ms. Christina DiAngelo Fettig

May 10, 2019

Response:	Line graphs in future shareholders’ reports will show the performance of only the class of shares with the highest investment minimum consistent with the requirements of Form N-1A and the line graph will start at the higher minimum.

Comment 6:     Schedule of Investments. In the Schedule of Investments for each Fund, certain investments contain the word “Synthetic.”

(a) Please consider providing more information about these investments, including adding a description of how these investments are constructed so that shareholders have a better understanding of the components of the synthetic investments and its risk.

(b) Please explain why the interest rate column indicates the rate is “0.0000” for each of the synthetic investments and note that these investments were not marked as “non-incoming.”

(c) Please make sure that the Notes section of the financial statements includes a discussion of the accounting treatment of synthetic investments.

Response:	(a) The next shareholders’ report and future shareholders’ reports will provide more information about synthetic investments, including adding a description of how these investments are constructed.

(b) The stated coupon on the synthetic bonds are zero as per the security’s offering documents; however the synthetic bonds are contingent payment debt instruments and has been provided with a comparable yield. The Miller Funds calculate the income accrual based on the comparable yield and adjusts distributable income accordingly, therefore these securities are not marked as “non-income producing”. Registrant in future annual and semi-annual reports will replace “non-incoming” with actual numberic interest rates, which are rates reflective of the yields of the applicable underlying debt securities.

(c) The next shareholders’ report and future shareholders’ reports will include a description of accounting treatment of synthetic investments.

Comment 7:     Notes to Financial Statements: Page 37 of Annual Report discusses the fee waiver/reimbursement arrangements in the Notes section. Please confirm that the potential recoupment amounts will be the lesser of: (i) the expense cap in effect at the time of the fee waiver/recoupment; or (ii) the expense cap in effect at the time of recapture. . Please confirm that the Annual Report and prospectus will be updated accordingly.

Ms. Christina DiAngelo Fettig

May 10, 2019

Response:	The Registrant confirms that the potential recoupment amounts will be the lesser of: (i) the expense cap in effect at the time of the fee waiver/recoupment; or (ii) the expense cap in effect at the time of recapture. Future Registrant annual and semi-annual reports as well as the next updated combined Prospectus of the Registrant will be updated accordingly.

Comment 8:     Fee Waiver/Recoupment. With respect to the hypothetical expense example in the Annual Report (Disclosure of Fund Expenses, page 43), the annualized expense ratio used for the Miller Convertible Plus Fund does not take into account interest expense. The expense ratios used should be inclusive of all expenses, pursuant to Instruction 1(c) to Item 27(d)(1) of Form N-1A. Interest expenses for the year ended 10.31.2018 was 1.51%, so the expense ratio used in the calculation are significantly understated. Please inform the Staff about how Registrant plans to correct.

Response:	The annualized expense ratio used for the Miller Convertible Plus Fund - in its future semi-annual and annual report filings will take into account the interest expense associated with borrowings.

Comment 9:     Prospectus. Instruction 1(b) of Item 27(d)(1) of Form N-1A requires the introductory paragraph of the fee table to reflect transaction costs such as sales loads imposed on investors. Please confirm that future Annual Reports and Semi-Annual Reports will contain this language.

Response:	The Registrant represents that future Registrant annual and semi-annual reports will contain the required narrative explanations as mandated by Form N-1A.

Comment 10:    Item 4(e)(2) of Form N-CSR requires the Registrant to disclose the percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Response:	The Registrant represents that, consistent with Item 4(e)(2) of Form N-CSR, future Registrant N-CSR filings will disclose the percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by its Audit Committee. In addition, Registrant going forward will revise the heading “Percentage of 2018 Services Approved by the Audit Committee” to “Non-Audit Services Approved Pursuant to Rule 2-01(c)(7)(i)(C).”

Ms. Christina DiAngelo Fettig

May 10, 2019

Comment 11:    Form N-CEN. Registrant indicates in its response to Question f. of Item B.17. that it has not changed its independent public accounting firm since its last filing; however, its Annual Report states the opposite. Please reconcile.

Response:	Registrant will file an amended Form N-CEN to change the response to “Yes,” indicating that it did change its independent public accounting firm since its last filing of its Annual Report.

Comment 12:    Form N-CEN. Registrant indicates in the affirmative in its response to Item C.4. that the Miller Intermediate Bond Fund seeks to operate as a non-diversified fund; however, its Annual Report states the opposite. Please reconcile.

Response:	Registrant will file an amended Form N-CEN that indicates that the Miller Intermediate Bond Fund seeks to operate as a diversified fund.

Comment 13:    Internal Control Report. Registrant references “consolidated” financial statements in its Internal Control Report; however, none of the Funds have controlled foreign corporations. Please clarify.

Response:	Registrant will amend its Internal Control Report to remove the reference to “consolidated” financial statements.

Comment 14:    Form N-SAR-B. Registrant’s Form N-SAR-B filed on December 30, 2016 does not contain the name of its independent public accounting firm. Please file an amended Form N-SAR-B containing these items. Please include the dates of the amended filings.

Response:	Registrant’s Form N-SAR-B and Form N-CEN were amended on March 19, 2019 and March 20, 2019, respectively.

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Ms. Christina DiAngelo Fettig

May 10, 2019

If you have any additional comments or questions, please contact the undersigned at (202) 973-2727.

Sincerely,

/s/ Bibb Strench

Bibb Strench

cc:	Darlene Murphy Treasurer and Principal Financial Officer Miller Investment Trust

4839-7109-8513.6